MANAGEMENT’S DISCUSSION and ANALYSIS for the three month period ended March 31, 2015

MANAGEMENT’S DISCUSSION and ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (MD&A)

for the three-month period ended March 31, 2015

Throughout this MD&A, Eldorado, we, us, our and the Company mean Eldorado Gold Corporation.

This quarter means the first quarter of 2015. All dollar amounts are in United States dollars unless stated otherwise.

The information in this MD&A is as of April 30, 2015 unless otherwise stated. You should also read our audited consolidated financial statements for the year ended December 31, 2014 prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and the unaudited interim condensed consolidated financial statements for the three-month period ended March 31, 2015 prepared in accordance with International Accounting Standard (IAS) 34 – “Interim Financial Reporting”. We file our financial statements and MD&A with appropriate regulatory authorities in Canada and the United States. You can find more information about Eldorado, including our Annual Information Form, on SEDAR at www.sedar.com.

About Eldorado

Based in Vancouver, Canada, Eldorado owns and operates gold mines around the world. Its activities involve all facets of the gold mining industry including exploration and evaluation, development, production and reclamation.

Operating gold mines:

•	Kisladag, in Turkey (100%)
•	Efemcukuru, in Turkey (100%)
•	Tanjianshan, in China (90%)
•	Jinfeng, in China (82%)
•	White Mountain, in China (95%)

Gold projects:

•	Skouries, in Greece (95%)
•	Olympias, in Greece (95%)
•	Perama Hill, in Greece (100%)
•	Sappes, in Greece (100%)
•	Certej, in Romania (81%)
•	Eastern Dragon, in China (75%)
•	Tocantinzinho, in Brazil (100%)

Other mines:

•	Vila Nova – iron ore, in Brazil (100%)
•	Stratoni – silver, lead, zinc, in Greece (95%)

Eldorado’s common shares are listed on the following exchanges:

•	Toronto Stock Exchange (TSX) under the symbol ELD
•	New York Stock Exchange (NYSE) under the symbol EGO

ELD is part of the S&P/TSX Global Gold Index. EGO is part of the AMEX Gold BUGS Index.

1

MANAGEMENT’S DISCUSSION and ANALYSIS for the three month period ended March 31, 2015

First quarter summary results

Selected consolidated financial information

•	Loss attributable to shareholders of the Company was $8.2 million ($0.01 loss per share), compared to net profit attributable to shareholders of the Company of $31.3 million ($0.04 per share) in the first quarter of 2014.

•	Gold revenues were $224.0 million (2014 – $247.6 million) on sales of 181,820 ounces of gold at an average realized gold price of $1,232 per ounce (2014 – 190,628 ounces at $1,299 per ounce).

•	Dividends paid to shareholders were $5.8 million, compared to $6.5 million in 2014.

•	Liquidity of $869.3 million, including $494.3 million in cash, cash equivalents and term deposits, and $375.0 million in undrawn lines of credit.

Selected performance measures (1)

•	Gold production of 189,414 ounces, including production from Olympias tailings retreatment (2014 – 196,523 ounces).

•	Cash operating costs averaged $521 per ounce (2014 – $519 per ounce).

•	All in sustaining cash costs averaged $729 per ounce (2014 – $786 per ounce).

•	Gross profit from gold mining operations of $77.1 million (2014 – $96.8 million).

•	Adjusted net earnings of $19.5 million ($0.03 per share) compared to adjusted net earnings of $37.3 million ($0.05 per share) in 2014.

•	Cash generated from operating activities before changes in non-cash working capital was $58.9 million (2014 – $94.7 million).

(1) Throughout this MD&A we use cash operating cost per ounce, total cash costs per ounce, all-in sustaining cost per ounce, gross profit from gold mining operations, adjusted net earnings, and cash flow from operating activities before changes in non-cash working capital as additional measures of Company performance. Gross profit from gold mining operations for 2014 has been restated to include by-product credits. These are non-IFRS measures. Please see page 11 for an explanation and discussion of these non-IFRS measures.

Eldorado’s commitment to Greece

With approximately $450 million invested to date in developing the Skouries and Olympias projects, Eldorado is one of the largest investors in Greece. The Company now directly employs over 2,200 people in the country, and paid in excess of $50 million in payroll taxes to the Greek government and $160 million to Greek suppliers in 2014. This business accounts for approximately 30% of shipping container traffic through the Port of Thessaloniki – Greece’s second-largest port. The Company is committed to partnering with communities and governments to develop sustainable opportunities over the 25 plus years our Greek projects are projected to be in operation.

Eldorado conducts its business in Greece in a similar fashion to the other countries where it operates – with respect for human rights, the environment, and the well-being of all stakeholders. All operations are legally permitted, and operate in accordance with all Greek and European regulations. International guidelines are followed to ensure that the environmental and safety practices meet the highest standards. The integrity of the Environmental Impact Assessment (EIA), which took five years to prepare, has been affirmed by Greece’s Council of State on three separate occasions.

2

MANAGEMENT’S DISCUSSION and ANALYSIS for the three month period ended March 31, 2015

Review of Financial Results

Summarized financial results – quarter ended March 31, millions, except where noted	2015	2014
Revenues	$238.3	$279.9
Gold revenues	$224.0	$247.6
Gold sold (ounces)	181,820	190,628
Average realized gold price (per ounce)	$1,232	$1,299
Cash operating costs (per ounce sold)	$521	$519
Total cash cost (per ounce sold)	$578	$577
All-in sustaining cash cost (per ounce sold)	$729	$786
Gross profit from gold mining operations	$77.1	$96.8
Adjusted net earnings	$19.5	$37.3
Net profit (loss) attributable to shareholders of the Company	($8.2)	$31.3
Earnings (loss) per share attributable to shareholders of the Company – Basic (per share)	($0.01)	$0.04
Earnings (loss) per share attributable to shareholders of the Company – Diluted (per share)	($0.01)	$0.04
Dividends paid (Cdn$/share)	$0.01	$0.01
Cash flow from operating activities before changes in non-cash working capital	$58.9	$94.7

Loss attributable to shareholders of the Company was $8.2 million (or $0.01 per share) for the quarter compared with profit of $31.3 million (or $0.04 per share) in the first quarter of 2014. Gold sales volumes and realized prices both fell 5% year over year resulting in a 10% drop in gold revenues. Cash operating costs from gold mining operations were basically unchanged compared with the first quarter of 2014. Gross profit from gold mining operations fell 20% year over year, reflecting lower revenues.

A number of items contributed to the Company’s loss attributable to shareholders this quarter in comparison with the net profit attributable to shareholders reported in the first quarter of 2014. These included $10.2 million foreign exchange losses on monetary accounts of the Company’s Canadian, Brazilian and Turkish subsidiaries, a $6.2 million non-cash write-down of Vila Nova iron ore inventory, and a $21.5 million non-cash deferred tax adjustment related to the valuation of the Company’s tax basis of assets in Turkey, Greece and Brazil. The Company’s tax basis of assets are translated each period into US dollars at the period end exchange rate of the local currency to the US dollar with the change in value charged or credited to deferred tax on the income statement. The impact of these items was partially offset by recognition of a deferred tax credit in the amount of $14.6 million related to an investment tax credit approved by the Turkish Finance Ministry for Kisladag. Adjusted net earnings were $19.5 million ($0.03 per share) this quarter compared to $37.3 million ($0.05 per share) in the first quarter of 2014.

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MANAGEMENT’S DISCUSSION and ANALYSIS for the three month period ended March 31, 2015

Operations update

For the quarter ended March 31,	2015	2014
Gross profit – gold mining operations (millions)	$77.1	$96.8
Ounces produced – including Olympias production from tailings retreatment	189,414	196,523
Cash operating costs (per ounce sold)	$521	$519
Total cash cost (per ounce sold)	$578	$577
Kisladag
Gross profit – gold mining operations	$43.6	$48.5
Ounces produced	79,256	67,075
Cash operating costs (per ounce sold)	$522	$456
Total cash cost (per ounce sold)	$539	$473
Efemcukuru
Gross profit – gold mining operations	$4.9	$15.0
Ounces produced	21,220	26,969
Cash operating costs (per ounce sold)	$604	$526
Total cash cost (per ounce sold)	$619	$547
Tanjianshan
Gross profit – gold mining operations	$12.7	$13.7
Ounces produced	26,626	28,379
Cash operating costs (per ounce sold)	$407	$422
Total cash cost (per ounce sold)	$573	$592
Jinfeng
Gross profit – gold mining operations	$10.9	$12.3
Ounces produced	36,686	41,295
Cash operating costs (per ounce sold)	$518	$626
Total cash cost (per ounce sold)	$611	$709
White Mountain
Gross profit – gold mining operations	$5.1	$7.2
Ounces produced	20,883	26,473
Cash operating costs (per ounce sold)	$600	$607
Total cash cost (per ounce sold)	$638	$646
Olympias
Ounces produced from tailings retreatment	4,743	6,332

4

MANAGEMENT’S DISCUSSION and ANALYSIS for the three month period ended March 31, 2015

Kisladag

Operating Data – quarter ended March 31,	2015	2014
Tonnes placed on pad	4,226,113	3,856,882
Average treated head grade - grams per tonne (g/t)	0.70	0.73
Gold (ounces)
- Produced	79,256	67,075
- Sold	79,002	66,852
Cash operating costs (per ounce sold)	$522	$456
Total cash costs (per ounce sold)	$539	$473
Financial Data (millions)
Gold revenues	$96.2	$86.4
Depreciation and depletion	$10.1	$6.3
Gross profit – gold mining operations	$43.6	$48.5
Sustaining capital expenditures	$3.2	$7.9

Gold production at Kisladag was 18% higher year over year due to more tonnes of higher grade ore placed on the heap leach pad at the end of 2014. Cash operating costs were higher year over year as a result of higher production waste and an increase in government fees related to the lease of lands managed by the Forestry Ministry. Capital expenditures for the quarter included costs for capitalized waste stripping, construction of additional leach pad cells, a new overland conveyor and a 154 KV power line and substation.

Efemcukuru

Operating Data – quarter ended March 31,	2015	2014
Tonnes Milled	105,419	106,501
Average treated head grade - grams per tonne (g/t)	7.32	8.56
Average Recovery Rate (to Concentrate)	91.0%	93.0%
Gold (ounces)
- Produced	21,220	26,969
- Sold	18,623	27,647
Cash operating costs (per ounce sold)	$604	$526
Total cash costs (per ounce sold)	$619	$547
Financial Data (millions)
Gold revenues	$22.7	$36.6
Depreciation and depletion	$6.2	$6.4
Gross profit – gold mining operations	$4.9	$15.0
Sustaining capital expenditures	$4.4	$5.3

Gold production was 21% lower year over year due to extremely wet weather during the quarter, which impacted tailings placement and site water management. Despite the changes to the short term mine plan, which resulted in lower grades during the quarter, Efemcukuru is still on track to reach production guidance for the year. Cash operating costs were 15% higher year over year due to lower gold production. Capital spending during the quarter included underground development and mine mobile equipment.

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MANAGEMENT’S DISCUSSION and ANALYSIS for the three month period ended March 31, 2015

Tanjianshan

Operating Data – quarter ended March 31,	2015	2014
Tonnes Milled	257,297	263,609
Average treated head grade - grams per tonne (g/t)	3.57	3.44
Average Recovery Rate	80.9%	81.1%
Gold (ounces)
- Produced	26,626	28,379
- Sold	26,626	28,379
Cash operating costs (per ounce sold)	$407	$422
Total cash costs (per ounce sold)	$573	$592
Financial Data (millions)
Gold revenues	$33.3	$37.0
Depreciation and depletion	$5.3	$6.4
Gross profit – gold mining operations	$12.7	$13.7
Sustaining capital expenditures	$2.1	$0.9

Gold production at Tanjianshan was 6% lower year over year due to lower production from gold in circuit inventory in 2015 as compared with 2014. Cash operating costs per ounce were 4% lower mainly as a result of lower processing costs which included a decrease in the consumption and cost of reagents. Capital spending for this quarter included capitalized waste stripping on the Jinlonggou pit and the construction of the exploration decline at the Qinlongtan deposit.

Jinfeng

Operating Data – quarter ended March 31,	2015	2014
Tonnes Milled	321,706	364,987
Average treated head grade - grams per tonne (g/t)	4.10	4.00
Average Recovery Rate	86.4%	87.8%
Gold (ounces)
- Produced	36,686	41,295
- Sold	36,686	41,277
Cash operating costs (per ounce sold)	$518	$626
Total cash costs (per ounce sold)	$611	$709
Financial Data (millions)
Gold revenues	$45.9	$53.4
Depreciation and depletion	$12.6	$11.8
Gross profit – gold mining operations	$10.9	$12.3
Sustaining capital expenditures	$2.3	$5.4

Gold production at Jinfeng was 11% lower year over year mainly as a result of lower tonnes milled and lower production from gold in circuit inventory in 2015 as compared to 2014. A planned shutdown occurred during the quarter for preventative mill maintenance causing the lower throughput. The material mined during the quarter and not treated was placed on stockpile and will be treated over the rest of the year. A total of 268,092 tonnes of ore was mined from the open pit during the quarter (2014 - 174,851 tonnes). The increase in tonnes mined in the open pit was largely due to lower strip ratios at the bottom of the pit. A total of 197,629 tonnes of ore was mined from the underground during the quarter (2014 - 173,454 tonnes). Cash operating costs were 17% lower year over year mainly due to lower mining contractor costs. Capital expenditures for the quarter included underground development, and process plant improvements.

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MANAGEMENT’S DISCUSSION and ANALYSIS for the three month period ended March 31, 2015

White Mountain

Operating Data – quarter ended March 31,	2015	2014
Tonnes Milled	206,607	200,682
Average treated head grade - grams per tonne (g/t)	3.55	4.13
Average Recovery Rate	88.6%	86.8%
Gold (ounces)
- Produced	20,883	26,473
- Sold	20,883	26,473
Cash operating costs (per ounce sold)	$600	$607
Total cash costs (per ounce sold)	$638	$646
Financial Data (millions)
Gold revenues	$25.9	$34.3
Depreciation and depletion	$7.4	$9.9
Gross profit – gold mining operations	$5.1	$7.2
Sustaining capital expenditures	$2.3	$2.5

Gold production at White Mountain during the quarter was 21% lower than last year due to reduced head grade and lower production from gold in circuit inventory in 2015 as compared with 2014. Cash operating costs per ounce were 1% lower year over year, as a result of cost saving initiatives. Capital expenditures for the quarter included capitalized underground development, exploration drilling and sustaining capital projects within the processing plant.

Vila Nova

Operating Data – quarter ended March 31,	2015	2014
Tonnes Processed	20,017	203,481
Iron Ore Produced	16,038	175,078
Average Grade (% Fe)	59.47%	62.91%
Iron Ore Tonnes
- Sold	47,797	217,382
Average Realized Iron Ore Price(1)	$38	$86
Total Cash Costs (per tonne sold)	$ 31	$ 60
Financial Data (millions)
Revenues	$0.3	$18.6
Depreciation and depletion	$0.5	$2.1
Earnings/ (loss) – mining operations	($7.8)	$3.4
Sustaining capital expenditures	$0	$0.9
(1)	Excluding adjustments to finalize shipments from prior periods

Vila Nova was placed on care and maintenance late in the fourth quarter of 2014. A nominal amount of iron ore was processed and shipped in the first quarter of 2015 while preparing the plant for shutdown. Weak iron ore prices continued during the quarter, resulting in an additional $6.2 million non-cash write-down of the remaining iron ore inventory cost on the balance sheet (reflected in the loss from mining operations in the table above). The remaining inventory is expected to be sold in the second half of 2015 after the end of the rainy season and subject to a rebound in iron ore prices.

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MANAGEMENT’S DISCUSSION and ANALYSIS for the three month period ended March 31, 2015

Stratoni

Operating Data – quarter ended March 31,	2015	2014
Ore mined (wet metric tonnes)	48,699	57,242
Ore processed (dry metric tonnes)	46,875	55,449
Pb grade (%)	6.89%	6.27%
Zn grade (%)	9.78%	11.27%
Ag grade (g/t)	187	164
Concentrate produced (dry metric tonnes)	12,478	15,936
Concentrate sold (dry metric tonnes)	15,708	16,717
Average realized concentrate price (per tonne of concentrate )	$837	$740
Cash operating costs (per tonne of concentrate sold)	$738	$622
Financial Data (millions)
Revenues (lead, zinc and silver)	$13.2	$12.4
Depreciation and depletion	$2.7	$2.0
Earnings/(loss) from operations	($1.4)	($0.1)
Sustaining capital expenditures	$0.4	$0.5

Concentrate production at Stratoni was lower year over year due to lower ore tonnes processed and lower zinc head grade. Plant throughput was affected by lower mine production as a result of fewer production areas in the mine. Cash operating costs per tonne increased 19% year over year due to the impact of lower concentrate production on fixed costs as well as higher processing costs. Cash flow from operations before changes in working capital was $1.3 million.

Gold projects update

TURKEY

Kisladag Mine Optimization

Preliminary engineering was completed for changes to the existing process circuit to optimize product crush size prior to placement on the leach pad. Detailed engineering is underway as is preparation of engineering packages for the additional crushing and screening circuit as defined in the Phase IV expansion program. A total of $2.9 million was spent on mine expansion work.

GREECE

Olympias

Underground development and refurbishing continued during the quarter in parallel with tailings retreatment. Development of the main decline accessing the orebody from the Kokkinolakkas valley was restarted in the quarter following completion of a probe hole ahead of the excavation to assess ground conditions and potential water inflows. The practice of cover grouting continues to provide control of ground water inflows during excavation. During the quarter, Olympias treated 157,040 tonnes of tailings and produced 4,743 gold ounces. An estimated 1,000,000 tonnes of tailings remain to be reclaimed from the tailings dam.

Engineering and development for the Phase II reconfiguration program were advanced during the quarter. Differential flotation design criteria have been established along with process equipment lists. Procurement of long lead equipment is underway along with development of the basic engineering design for the operation. Capital costs of $12.8 million were incurred during the quarter for mine development. A total of $6.9 million was spent on tailings retreatment against proceeds of $5.7 million from the sale of gold recovered from the retreatment process.

8

MANAGEMENT’S DISCUSSION and ANALYSIS for the three month period ended March 31, 2015

Skouries

Construction advanced during the quarter with piling and earthworks in the main process area as well as open pit stripping. The placement of concrete for the flotation raft slabs commenced as well as construction of a number of retaining walls within the process plant. Overburden and topsoil removal from the open pit continued during the quarter and is expected to be completed during the second quarter. Capital spending totaled $22.6 million during the quarter.

Perama Hill

Expenditures on Perama Hill were kept to a minimum during the quarter pending receipt of approval of the Environmental Impact Assessment. A total of $0.2 million was spent on Perama Hill.

ROMANIA

Certej

Work on Certej during the quarter focused on finalizing the feasibility study and preparing the necessary technical specifications to support ongoing permitting work. The Company is planning to release the Certej feasibility study in the second quarter this year. The feasibility study assumes open pit mining followed by flotation, oxidation and leaching of the ore to produce a gold/silver doré on site, as was outlined in the prefeasibility study completed in 2014.

A total of $4.1 million was spent on Certej including land acquisition, site work, metallurgical testwork, capitalized exploration, and engineering for the feasibility study.

CHINA

Eastern Dragon

Permitting at Eastern Dragon continues to move forward with good support from the various government agencies involved. The Company expects the Project Permit Approval to be approved in May, after which the applications for the supplemental permits needed for construction will be submitted. Based on the timing of these approvals the Company will revise and update the schedule for the remaining construction activities.

BRAZIL

Tocantinzinho

Optimization work for the feasibility study has focused on enhancing its financial return. A total of $0.4 million was spent on Tocantinzinho.

Exploration update

During the quarter 8,500 metres of exploration drilling were completed at the Company’s operations and exploration projects. The 2015 drilling programs at most exploration sites are not scheduled to commence until later in the year. A total of $5.6 million was spent on exploration and evaluation programs.

Greece

Exploration activities in Greece included drilling and underground development at Mavres Petres, sampling and mapping programs in the Skouries/Tsikara area, and completion of a gravity survey targeting Olympias-style mineralization.

Two stepout drillholes at Mavres Petres tested the open western and downdip extension of the deposit. One cut a 26.3m (apparent width) interval grading 4.11 g/t gold, 58.8 g/t silver, 2.54% lead, and 8.54% zinc, while the second intersected lead-zinc rich massive sulfide over a 37.5m apparent width. Development of the 138 level footwall exploration drive continued, reaching the first drill station late in the quarter.

9

MANAGEMENT’S DISCUSSION and ANALYSIS for the three month period ended March 31, 2015

Surface exploration work during the quarter was largely focused on the Skouries/Tsikara area, and included extending the coverage of the grid-based soil sampling and systematic mapping and prospecting.

Romania

The new Certej geological model was finalized early in the quarter, and the exploration focus at Certej has now shifted to other nearby targets within our land package.

Drilling programs at the Muncel, Deva, and P. Avram prospects, initiated in late 2014, were completed early in the quarter.

Turkey

Exploration activities at Efemcukuru included detailed geological mapping, soil sampling, and rock sampling. The soil sampling program is filling gaps in the southern portion of the license area left in previous sampling programs. Mapping and rock sampling programs gathered information from a previously untested vein exposure adjacent to the southeastern license boundary.

Reconnaissance level field activities elsewhere in Turkey are currently focused on greenfields exploration for porphyry and epithermal systems in the central Pontide belt.

China

At White Mountain, over 5,500 metres of underground exploration drilling was completed during the quarter. Most drilling consisted of modest stepout holes from existing resources and reserves in the north and south zones. Exploration drilling later this year will shift to testing deeper targets, defined on the basis of the improved geological model developed through our relogging/reinterpretation program.

At Tanjianshan, development of the Qinlongtan North decline is on schedule, and delineation drilling commenced at the end of the quarter.

Surface exploration work at Jinfeng included soil sampling over the Anbao exploration license and geological mapping of near-pit areas. The 2015 soil sampling program has now been completed.

Brazil

There was no exploration activity during the quarter at Tocantinzinho. A reconnaissance-level mapping and sampling program was completed at the Porangatu project in Goias state, targeting copper-gold soil anomalies defined along the margins of a granitic intrusion.

The Project Generation team continues to evaluate new opportunities in Goias, Tocantins, Para, and Minas Gerais states.

Quarterly results

millions (except per share amounts)

	2015	2014	2014	2014	2014	2013	2013	2013
	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Total revenues	$238.3	$259.0	$263.5	$265.5	$279.9	$231.7	$287.3	$266.9
Profit (loss)(1)	($8.2)	$13.9	$19.8	$37.6	$31.3	($687.5)	$36.4	$43.3
Earnings (loss) per share[1]
- basic	($0.01)	$0.02	$0.03	$0.05	$0.04	($0.96)	$0.05	$0.06
- diluted	($0.01)	$0.02	$0.03	$0.05	$0.04	($0.96)	$0.05	$0.06

(1) Attributable to shareholders of the Company

10

MANAGEMENT’S DISCUSSION and ANALYSIS for the three month period ended March 31, 2015

As discussed above, the first quarter of 2015 was affected by lower gold prices as well as the write down of Vila Nova iron ore inventory, and the impact of lower exchange rates in the countries where the Company operates in comparison with the US dollar. Quarterly profit for the fourth quarter of 2013 was affected by a $684.6 million charge net of taxes for the impairment of goodwill and property, plant and equipment related to the Company’s Jinfeng and Eastern Dragon gold properties.

Non-IFRS measures

Throughout this document, we have provided measures prepared in accordance with IFRS, as well as some non-IFRS performance measures as additional information for investors who also use them to evaluate our performance. Since there is no standard method for calculating non-IFRS measures, they are not a reliable way to compare us against other companies. Non-IFRS measures should be used along with other performance measures prepared in accordance with IFRS. We have defined our non-IFRS measures below and reconciled them with the IFRS measures we report.

Cash operating cost and total cash cost

The table below reconciles cash operating cost from our gold mining operations to production costs. We calculate costs according to the Gold Institute Standard. Total cash cost is the sum of cash operating cost, royalty expense and production tax expense.

Reconciliation of cash operating costs to production costs	Q1 2015	Q1 2014
millions (except for gold ounces sold and cash operating cost per ounce sold)
Production costs (from consolidated income statement)	$119.3	$134.8
Vila Nova and Stratoni production costs	13.3	23.5
Production costs excluding Vila Nova and Stratoni	$106.0	$111.3
Less:
By-product credits	(0.9)	(1.4)
Total cash cost	$105.1	$109.9
Royalty expense and production taxes	(10.4)	(11.0)
Cash operating cost	$94.7	$98.9
Gold ounces sold	181,820	190,628
Total cash cost per ounce sold	$578	$577
Cash operating cost per ounce sold	$521	$519

All-in sustaining cash cost

The Company adopted, effective January 1, 2014, an all-in sustaining cost performance measure. All-in sustaining costs are calculated by taking total cash costs and adding sustaining capital expenditures, corporate administrative expenses, exploration and evaluation costs, and reclamation cost accretion. Sustaining capital expenditures are defined as those expenditures which do not increase annual gold ounce production at a mine site and exclude all expenditures at the Company’s projects and certain expenditures at the Company’s operating sites which are deemed expansionary in nature. Certain other cash expenditures, including tax payments, dividends and financing costs are also not included. The Company believes that this measure represents the total costs of producing gold from current operations, and provides the Company and other stakeholders of the company with additional information of the Company’s operational performance and ability to generate cash flows. The Company reports this measure on a gold ounces sold basis.

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MANAGEMENT’S DISCUSSION and ANALYSIS for the three month period ended March 31, 2015

Calculation of all-in sustaining cash costs	Q1 2015	Q1 2014
millions (except for gold ounces sold and all-in sustaining cash cost per ounce sold)
Total cash cost	$105.1	$109.9
Sustaining capital spending at operating gold mines	14.4	23.0
Exploration spending at operating gold mines	1.0	1.1
General and administrative expenses	12.0	15.8
All-in sustaining cash costs	$132.5	$149.8
Gold ounces sold	181,820	190,628
All-in sustaining cash cost per ounce sold	$729	$786

Cash flow from mining operations before changes in non-cash working capital

We use cash flow from mining operations before changes in non-cash working capital to supplement our consolidated financial statements, and calculate it by not including the period to period movement of non-cash working capital items, like accounts receivable, advances and deposits, inventory, accounts payable and accrued liabilities.

Adjusted net earnings

The Company has included non-IFRS performance measures, adjusted net earnings and adjusted net earnings per share, throughout this document. Adjusted net earnings excludes gains/losses and other costs incurred for acquisitions and disposals of mining interests, impairment charges, unrealized and non-cash realized gains/losses of financial instruments and foreign exchange impacts on deferred income tax as well as significant non-cash, non-recurring items. The Company also excludes net earnings and losses of certain associates that the Company does not view as part of the core mining operations. The Company excludes these items from net earnings to provide a measure which allows the Company and investors to evaluate the results of the underlying core operations of the Company and its ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

The following table provides a reconciliation of adjusted net earnings to the consolidated financial statements for the quarters ended March 31:

Reconciliation of adjusted net earnings to consolidated net earnings (loss) millions (except for weighted average shares and earnings per share)	Q1 2015	Q1 2014
Net (loss) earnings attributable to shareholders	($8.2)	$31.3
Losses (gains) on available-for-sale securities	0.0	0.8
Loss on investment in associates	0.0	0.1
Unrealized losses (gains) on foreign exchange translation of deferred income tax balances	21.5	5.1
Inventory writedown	6.2	0.0
Total adjusted net earnings	$19.5	$37.3
Weighted average shares outstanding	716,582	716,217
Adjusted net earnings ($/share)	$0.03	$0.05

Gross profit from gold mining operations

Gross profit from gold mining operations represents gross revenues (including by-product revenues) from gold mining operations less production costs and depreciation, depletion and amortization related to those operations.

Financial condition and liquidity

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MANAGEMENT’S DISCUSSION and ANALYSIS for the three month period ended March 31, 2015

Operating activities

Operating activities before changes in non-cash working capital generated $58.9 million in cash, compared to $94.7 million in 2014. In addition, cash flow of $5.7 million related to gold concentrate sales proceeds from tailings retreatment was recorded as cash flows from investment activities ($8.8 million – 2014).

Investing activities

The Company invested $75.1 million in capital expenditures this quarter. Mine evaluation, expansion and development totalled $42.3 million while sustaining capital spending at our producing mines totalled $14.7 million ($14.3 million at our producing gold mines and $0.4 million at Stratoni). A total of $6.9 million was spent on tailings retreatment at Olympias against proceeds of $5.7 million from the sale of gold recovered from the retreatment process. Capitalized exploration totalled $2.5 million. We also spent $2.8 million on land acquisitions. A total of $5.7 million in bond interest was also charged to capital projects. The remaining $0.2 million related to fixed assets for our corporate offices in Canada, Brazil, Turkey, Greece, Romania, and China.

Financing activities

The Company paid dividends of $5.8 million to shareholders during the quarter. Future dividend payments will be dependent on the Company having an aggregate of contributed surplus, accumulated other comprehensive income and retained earnings balance exceeding the dividend amount to be paid.

Capital resources

(millions)	March 31, 2015	December 31, 2014
Cash, cash equivalents and term deposits	$494.3	$501.3
Working capital	$615.2	$646.2
Debt	$604.0	$603.5

Management believes that the working capital at March 31, 2015, together with future cash flows from operations and, where appropriate, selected financing sources, including available credit lines, are sufficient to support our planned and foreseeable commitments, and dividends, if declared, in 2015 and beyond.

Contractual obligations

(millions)	Within 1 year	2 to 3 years	3 to 4 years	Over 5 years	Total
Debt	16.3	-	-	600.0	616.3
Capital leases	0.6	1.4	-	-	2.0
Operating leases	4.5	6.0	6.0	5.5	22.0
Purchase obligations	70.9	3.1	0.4	-	74.4
Totals	92.3	10.5	6.4	605.5	714.7

The above table does not include interest on debt.

As at March 31, 2015, Hellas Gold had entered into off-take agreements pursuant to which Hellas Gold agreed to sell a total of 40,000 dry metric tonnes of zinc concentrates, 18,000 dry metric tonnes of lead/silver concentrates, and 75,000 tonnes gold concentrate through the financial year ending December 31, 2015.

In April 2007, Hellas Gold agreed to sell to Silver Wheaton (Caymans) Ltd. (“Silver Wheaton”) all of the silver metal to be produced from ore extracted during the mine-life within an area of approximately seven square kilometres around Stratoni, up to 15 million ounces, or 20 million ounces if additional silver is processed through the Stratoni mill from areas other than the current producing mine. The sale was made in consideration of a prepayment to Hellas Gold of $57.5 million in cash, plus a fee per ounce of payable silver to be delivered to Silver Wheaton of the lesser of $3.90 and the prevailing market price per ounce adjusted higher every April by 1%, equal to $4.10 for the period April 2014 through March 2015. As at March 31, 2015 approximately 6.8 million ounces of silver have been delivered of the original 15 million ounce commitment.

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MANAGEMENT’S DISCUSSION and ANALYSIS for the three month period ended March 31, 2015

In May 2013, the Company, in connection with Hellas Gold, entered into a Letter of Guarantee in favour of the Greek Ministry of Environment, Energy and Climate Change, in the amount of EUR50.0 million, as security for the due and proper performance of rehabilitation works committed in connection with the Environmental Impact Assessment approved for the Kassandra Mines (Stratoni, Olympias and Skouries). The Letter of Guarantee is renewed annually and expires on July 26, 2026. The Letter of Guarantee has an annual fee of 57 basis points.

As at December 31, 2014, Tuprag Metal Madencilik Sanayi Ve Ticaret A.S. (“Tuprag”) had entered into off-take agreements pursuant to which Tuprag agreed to sell a total of 11,360 dry metric tonnes of gold concentrate through the financial year ending December 31, 2015.

In September 2013, the company, in connection with Tuprag, entered into a letter of guarantee in favour of the Turkish ministry of environment, energy and climate change, in the amount of $30.0 million, as security for the due and proper performance of rehabilitation works committed in connection with the EIA approved for Kişladağ and Efemçukuru. The Letter of Guarantee is renewed annually and expires on September 18, 2015. The Letter of Guarantee has an annual fee of 27 basis points.

Debt

Significant changes in our debt from that disclosed in our December 31, 2014 annual MD&A and consolidated financial statements are as follows:

Jinfeng CMB working capital loan

On January 16, 2013, Jinfeng entered into a RMB 100.0 million ($16.3 million) working capital loan with CMB. Each drawdown bears fixed interest rate of 5.6% and has a term of six months. As at March 31, 2015, Jinfeng has drawn down the full amount under this facility and has used the proceeds to fund working capital obligations. The last payment on this loan is due on July 28, 2015.

Senior notes

The fair market value of the notes as at March 31, 2015 is $588.0 million. Net deferred financing costs of $12.2 million have been included as an offset in the balance of the notes in the financial statements and are being amortized over the term of the notes.

Entrusted loan

In November 2010, Eastern Dragon, HSBC Bank (China) and Qinghai Dachaidan Mining Ltd (“QDML”), our 90% owned subsidiary, entered into a RMB 12.0 million ($2.0 million) entrusted loan agreement, which has been increased to RMB 720.0 million ($117.2 million) through a series of amendments. As at March 31, 2015, RMB 655.3 million ($106.7 million) had been drawn under the entrusted loan. Please see note 5 of the Financial Statements for an explanation of the accounting treatment for this loan.

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MANAGEMENT’S DISCUSSION and ANALYSIS for the three month period ended March 31, 2015

Equity

This quarter we received net proceeds of $0.1 million for issuing 22,610 common shares related to stock options and warrants being exercised.

Common shares outstanding - as of March 31, 2015 - as of May 1, 2015	716,587,134 716,587,134
Share purchase options - as of May 1, 2015 (Weighted average exercise price per share: $10.11 Cdn)	27,004,235

Other information

New accounting developments

The following standard has been published and is mandatory for Eldorado's annual accounting periods no earlier than January 1, 2017:

•	IFRS 9 ‘Financial Instruments’ – This standard was published in July 2014 and replaces the existing guidance in IAS 39, ‘Financial Instruments: Recognition and Measurement’. IFRS 9 includes revised guidance on the classification and measurement of financial instruments, including a new expected credit loss model for calculating impairment on financial assets, and the new general hedge accounting requirements. It also carries forward the guidance on recognition and derecognition of financial instruments from IAS 39. IFRS 9 is effective for annual reporting periods beginning on or after January 1, 2018, with early adoption permitted. The Company is currently evaluating the extent of the impact of the adoption of this standard.
•	IFRS 15 ‘Revenue from Contracts with Customers’ – This standard contains a single model that applies to contracts with customers and two approaches to recognising revenue: at a point in time or over time. The model features a contract-based five-step analysis of transactions to determine whether, how much and when revenue is recognized. New estimates and judgmental thresholds have been introduced, which may affect the amount and/or timing of revenue recognized. This standard is effective for fiscal years ending on or after December 31, 2017, with early adoption permitted. The Company does not expect this standard to have a material impact on its financial statements.

There are other new standards, amendments to standards and interpretations that have been published and are not yet effective. The Company believes they will have no material impact to its consolidated financial statements.

Internal controls over financial reporting

Eldorado’s management is responsible for establishing and maintaining adequate internal control over financial reporting. Any system of internal control over financial reporting, no matter how well designed, has inherent limitations. As a result, even those systems determined to be effective can only provide reasonable assurance regarding the preparation and presentation of our financial statements. There have been no changes in our internal control over financial reporting in the first quarter of 2015 that have materially affected, or are reasonably likely to materially affect, internal control over financial reporting.

Qualified Person

Except as otherwise noted, Norman Pitcher, P. Geo., our President, is the Qualified Person under NI 43-101 responsible for preparing and supervising the preparation of the scientific or technical information contained in this MD&A and verifying the technical data disclosed in this document relating to our operating mines and development projects.

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MANAGEMENT’S DISCUSSION and ANALYSIS for the three month period ended March 31, 2015

Forward-looking information and risks

This MD&A includes statements and information about what we expect to happen in the future. When we discuss our strategy, plans and future financial and operating performance, or other things that have not yet happened in this review, we are making statements considered to be forward-looking information or forward-looking statements under Canadian and United States securities laws. We refer to them in this document as forward-looking information.

Key things to understand about the forward-looking information in this document:

•	It typically includes words and phrases about the future, such as: plan, expect, forecast, intend, anticipate, believe, estimate, budget, scheduled, may, could, would, might, will, as well as the negative of these words and phrases.
•	Although it represents our current views, which we consider to be reasonable, we can give no assurance that the forward-looking information will prove to be accurate.
•	It is based on a number of assumptions, including things like the future price of gold, anticipated costs and spending, and our ability to achieve our goals.
•	It is also subject to the risks associated with our business, including
•	the changing price of gold and currencies,
•	actual and estimated production and mineral reserves and resources,
•	the speculative nature of gold exploration,
•	risks associated with mining operations and development,
•	regulatory and permitting risks,
•	acquisition risks, and
•	other risks that are set out in our Annual Information Form.

The Company manages its risks and other uncertainties, including risks related to the Company’s foreign operations, government, environmental and other regulations and operating costs. Occurrence of various factors and uncertainties of risk cannot be accurately predicted and could cause actual results to differ significant from our current expectation and result in a material adverse effect on the Company’s operations or profitability. For a comprehensive discussion of the Company’s risks review our Annual Information Form dated March 27, 2015.

Forward-looking information is designed to help you understand management’s current views of our near and longer term prospects, and it may not be appropriate for other purposes. We will not necessarily update this information unless we are required to by securities laws.

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